Exhibit 12.1

CREDIT SUISSE FIRST BOSTON (USA), INC.

STATEMENT RE COMPUTATION OF RATIO OF EARNINGS

TO FIXED CHARGES AND PREFERRED DIVIDENDS

(Unaudited)

 (In thousands, except for ratio)

	For the Years Ended						Nine Months Ended September 30
	1996	1997	1998	1999	2000		2001
Earnings:
Income (loss) before provision for income taxes	$473,800	$661,100	$600,500	$953,500		$(1,522,164)		$(48,524)
Add: Fixed Charges
Interest expense (gross)	2,865,800	4,012,209	4,501,242	4,839,810	8,161,465		8,746,027
Interest factor in rents	25,515	29,351	38,517	52,563	76,191		77,820
Total fixed charges	2,891,315	4,041,560	4,539,759	4,892,373	8,237,656		8,823,847
Add: Preferred dividends	18,653	12,144	21,310	21,180	21,155		15,867
Combined fixed charges and preferred dividends	2,909,968	4,053,704	4,561,069	4,913,553	8,258,811		8,839,714
Earnings before fixed charges and provision for income taxes	$3,365,115	$4,702,660	$5,140,259	$5,845,873	$6,715,492		$8,775,323
Ratio of earnings to fixed charges and preferred dividends	1.16	1.16	1.13	1.19	0.81	(1)	0.99	(2)

(1)           The dollar amount of the deficiency in the ratio of earnings to fixed charges and preferred dividends was $1,543,319 for the year ended December 31, 2000.

(2)           The dollar amount of the deficiency in the ratio of earnings to fixed charges and preferred dividends was $64,391 for the nine months ended September 30, 2001.